 EXHIBIT 99.1

CHATTEM, INC. AND SUBSIDIARIES
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
(In thousands)

Description	Balance at Beginning of Period	Charged to Net Sales, Costs and Expenses (1)	Charged to Other Accounts - Describe	Accounts Written off	Balance at End of Period

Year ended November 30, 2005:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$750	$(296)	$—	$151	$303
Allowance for customer returns	515	3,933	—	2,903	1,545
Allowance for cash discounts	417	5,559	—	5,486	490
	$1,682	$9,196	$—	$8,540	$2,338
Year ended November 30, 2004:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$1,016	$(362)	$—	$(96)	$750
Allowance for customer returns	2,214	1,248	—	2,947	515
Allowance for cash discounts	364	5,176	—	5,123	417
	$3,594	$6,062	$—	$7,974	$1,682

Year ended November 30, 2003:
Reserves deducted from asset accounts:
Allowance for doubtful accounts	$962	$263	$—	$209	$1,016
Allowance for customer returns	2,583	3,477	—	3,846	2,214
Allowance for cash discounts	352	4,729	—	4,717	364
	$3,897	$8,469	$—	$8,772	$3,594

(1)
Additions to the allowances for customer returns and cash discounts are recorded as a reduction to net sales. An increase in the allowance for doubtful accounts is recorded as a component of selling, general and administrative expenses.